Exhibit 99.1

Warrantee Inc. Announces Pricing of Initial Public Offering

Tokyo, Japan, July 25, 2023 -- Warrantee Inc. (the “Company” or “Warrantee”), a Japanese marketing and market research technology company, today announced the pricing of its initial public offering (the “Offering”) of 2,400,000 American Depositary Shares (“ADSs”) at a public offering price of US$4.00 per ADS. Each ADS represents one common share of the Company. The ADSs have been approved for listing on the Nasdaq Capital Market and are expected to commence trading on July 25, 2023 under the ticker symbol “WRNT.” The Offering is expected to close on or about July 27, 2023, subject to the satisfaction of customary closing conditions.

Prime Number Capital LLC is acting as the sole book runner for the Offering. Hunter Taubman Fischer & Li LLC is acting as U.S. counsel to the Company, and Winston & Strawn LLP is acting as U.S. counsel to Prime Number Capital LLC in connection with the Offering.

The Company expects to receive aggregate gross proceeds of US$9.60 million from the Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 360,000 ADSs at the public offering price, less underwriting discounts.

Proceeds from the Offering will be used for i) hiring additional employees including sales, marketing, and administrative personnel; ii) conducting promotional activities, including outbound marketing and expansion of agency network referrals; iii) general advertising and promotion, associated with expanding corporate sponsors and attracting participant users for the Company’s campaigns; and iv) working capital and other general corporate purposes.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333-272367), as amended, and was declared effective by the SEC on June 30, 2023. The offering is being made only by means of a final prospectus. Copies of the final prospectus related to the offering may be obtained, when available, from Prime Number Capital LLC by email at info@pncps.com. In addition, copies of the final prospectus relating to the Offering, when available, may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Warrantee Inc.

Founded in Japan in 2013, Warrantee is a Japanese marketing and market research technology company that helps corporate sponsors unlock value through targeted marketing campaigns while providing its corporate sponsors’ potential customers who participate in its campaigns with extended warranty coverage on durables or certain healthcare benefits sponsored by its corporate sponsors. Warrantee focuses on developing a suite of specialized marketing and market research services and these services are designed to collect and leverage targeted and specialty data of its corporate sponsors’ potential customers to provide proprietary market insights to its corporate sponsors and promote the sales of their products. At the core of Warrantee’s current business of providing marketing campaign services is its trinity model, which connects three stakeholders: corporate sponsors, campaign participants, whom Warrantee also refers to as users, and Warrantee, and is designed to benefit all three stakeholders.  For more information, please visit the Company’s website: https://warrantee.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “should,” “believe,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “continue,” “predict,” “project,” “potential,” “target,” “goal,” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Warrantee Inc.

Investor Relations Department

Email: info@warrantee.co.jp

Ascent Investors Relations LLC

Tina Xiao

Phone: +1 917-609-0333

Email: tina.xiao@ascent-ir.com